P.E. 1/29/02



02012227

CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459


RECD S.E.C.
JAN 2 9 2002
1086

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

January 29, 2002

Compañía de Telecomunicaciones de Chile S.A.

(Exact name of registrant as specified in its charter)

Telecommunications Company of Chile

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(562) 691-2020
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) N/A

COMPAÑÍA DE TELECOMMUNICACIONES DE CHILE S.A.

TABLE OF CONTENTS

NOTICE OF MATERIAL EVENT

I IDENTIFICATION OF ISSUER

Compañia de Telecomunicaciones de Chile S.A. securities registration N°0009

II REGULATION OF INFORMATION

In accordance with Article 9 and Clause 2 of the Article 10 of the Chilean Corporation Law N°18,045 and general regulation N°30 issued by Superintendencia de Valores y Seguros (Chilean Securities and Exchange Commission), we hereby give notice of the following material event:

III DESCRIPTION OF MATERIAL EVENT

The Board of Directors of Compañia de Telecomunicaciones de Chile S.A. agreed to suspend the payment of the third interim dividend corresponding of February 2002, due to the $ 9.392 million acumulated loses as of September 30, 2001.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, therunto duly authorized.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Telecomunicaciones de Chile S.A.

Date: January 29, 2002

By: /s/ Julio Covarrubias F.

Name: Julio Covarrubias F.

Title: Chief Financial Officer